                                 EXHIBIT 12.1
                       PACIFIC GAS AND ELECTRIC COMPANY
                            A DEBTOR-IN-POSSESSION
              COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES



                                                         Six months
                                                       ended June 30,              Year ended December 31,
                                                       --------------    -------------------------------------------
(dollars in millions)                                       2001           2000        1999    1998    1997    1996
                                                       -------------------------------------------------------------
Earnings:
Net income (loss)                                            $ (292)     $(3,483)     $  788  $  729  $  768  $  755
Adjustments for minority interest
  in losses of less than 100% owned
  affiliates and the Company's
  equity in undistributed income
  (losses) of less than 50% owned
  affiliates                                                      -            -           -       -       -       3
Income tax expense                                             (200)      (2,154)        648     629     609     555
Net fixed charges                                               481          648         637     673     628     683
                                                              -----       ------       -----   -----   -----   -----
Total Earnings                                                  (11)      (4,989)      2,073   2,031   2,005   1,996
                                                              =====       ======       =====   =====   =====   =====
Fixed Charges:
Interest on short-term borrowings
  and long-term debt, net                                       462          616         604     635     586     649
Interest on capital leases                                        1            2           3       2       2       3
AFUDC debt                                                        6            6           7      12      17       8
Earnings required to cover the
  preferred stock dividend and
  preferred security distribution
  requirements of majority owned                                 12           24          24      24      24      24
  trust                                                       -----       ------       -----   -----   -----   -----
Total Fixed Charges                                          $  481      $   648      $  638  $  673  $  629  $  684
                                                              =====       ======       =====   =====   =====   =====
Ratios of Earnings to Fixed
  Charges                                                     (0.02)(1)    (7.70)(1)    3.25    3.02    3.19    2.92
                                                              =====       ======       =====   =====   =====   =====

Note:

For the purpose of computing Pacific Gas and Electric Company's ratios of earnings to fixed charges, "earnings" represent net income adjusted for the minority interest in losses of less than 100% owned affiliates, cash distributions from and equity in undistributed income or loss of Pacific Gas and Electric Company's less than 50% owned affiliates, income taxes and fixed charges (excluding capitalized interest). "Fixed charges" include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest of subordinated debentures held by trust, interest on capital leases, and earnings required to cover the preferred stock dividend requirements.

(1) The ratio of earnings to fixed charges indicates a deficiency of less than one-to-one coverage aggregating $492 million for the six months ended June 30,2001, and $5,637 million for the twelve months ended December 31,2000.